UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 12, 2005

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2300 Englert Drive, Suite G

Research Triangle Park

Durham North Carolina 27713

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On August 10, 2005, the Company issued a press release announcing its financial results for the second quarter ended June 30, 2005 and on August 12, 2005, the Company issued its interim financial statements for the quarter, as well as the related Management’s Discussion and Analysis and CEO/CFO certifications. These materials are attached hereto as Exhibits 99.1 through 99.5 and are incorporated herein in their entirety by reference.

The information in this Form 6-K (including Exhibits 99.1 through 99.5) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description
99.1	The Registrant’s Press Release dated August 10, 2005

99.2	The Registrant’s Financial Statements for the Second Quarter Ended June 30, 2005

99.3	Management’s Discussion and Analysis for the Second Quarter Ended June 30, 2005

99.4	Certification of Interim Filings During Transition Period by Chief Executive Officer

99.5	Certification of Interim Filings During Transition Period by Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date: August 12, 2005	By:	/s/ James A. Klein, Jr.
James A. Klein, Jr.
Chief Financial Officer